NEWS  RELEASE
FOR  IMMEDIATE  RELEASE                         Contact:  Raymond  Brandstrom
March  25,  2003                                Chief  Financial  Officer
                                                (206) 298-2909

              EMERITUS REPORTS FOURTH QUARTER AND YEAR 2002 RESULTS

SEATTLE, WA, MARCH 25, 2003 -- Emeritus Assisted Living (AMEX: ESC) (Emeritus Corporation), a national provider of assisted living and related services to senior citizens, today announced a fourth quarter 2002 net loss to common shareholders of $121,000 compared to a net loss of $1.4 million for the fourth quarter of 2001. Included in the fourth quarter 2002 results is a gain, net of related costs, of $5.1 million related to discounts obtained in connection with early retirement of debt associated with the refinance of 11 properties.

For 2002, Emeritus reported a loss to common shareholders of $13.6 million, or $1.33 per share, compared to a $10.6 million loss for 2001, or $1.04 per share.

"We had many positive events during 2002 including extending our maturing debt, opening Special Care units in various markets, and increasing the number of managed units in our portfolio by 36%," stated Ray Brandstrom, CFO. "These advances were largely offset by increases in insurance and related costs, which outpaced our ability to raise rates in the short-term, increased staffing to facilitate our growth, and increased costs related to our preferred stock."

Total Operating Revenues increased $11.3 million to $46.9 million for the fourth quarter of 2002 as compared to the same period in 2001. The majority of this increase came from the acquisition of 24 communities on October 1, 2002, which reported $9.7 million in revenue for the quarter. Continued growth in revenue per unit from existing operations contributed $1.8 million, partially offset by a 58-unit decrease in the average number of occupied units. Management fees for the quarter decreased by $400,000 due to the recognition of performance-based management fees during the fourth quarter of 2001.

Operating expenses increased to $47.2 million for the three months ended December 31, 2002, an increase of $14.8 million over the same quarter last year. The 24-community acquisition increased operating costs by $9.7 million. Insurance costs increased by $1.5 million, led by sharp increases in liability and workers' compensation costs. The Company increased its direct-care staffing costs by $530,000 for the fourth quarter compared to the same quarter last year due to a combination of expansion into new Special Care units and efforts to proactively deal with increasing insurance costs. General and Administrative costs increased by $2.0 million primarily due to increased staffing and associated costs to support portfolio growth and favorable year-end true ups to overhead of approximately $365,000 in 2001. Overall, Income from Operations, defined as Total Operating Revenues less Total Operating Expenses (exclusive of Interest Income, Interest Expense, and Other, Net) decreased $3.6 million.

For the 12 months ended December 31, 2002, Total Operating Revenues increased $12.6 million to $153.1 million from $140.6 million for the same period last year. The 24-community acquisition increased revenue by $9.7 million.
Management Fee revenue received from our third-party contracts increased $2.2 million, primarily from the increase in the number of management contracts, resulting in approximately 2,200 additional managed units.

Total Operating Expenses for the year ended December 31, 2002, increased by $19.1 million to $152.1 million from $133.1 million for the same period last year. The 24-community acquisition resulted in an increase in operating expense of $9.7 million. Insurance costs increased by $4.5 million. A combination of increased staffing to better manage risk and to expand Special Care services resulted in increased direct-care staffing costs of $2.1 million for the current year. In March 2002, Emeritus repurchased third-party interests in two joint venture communities, which were subsequently combined with two already leased facilities in a new lease structure. This resulted in an increase of $2.0 million in additional lease expense, with an offsetting decrease in Interest
Expense  of  $1.0  million.

Interest Expense for the 12 months ended December 31, 2002, decreased by $1.6 million to $11.7 million from $13.3 million. The above-mentioned refinance involving four communities decreased interest expense by $1.0 million. The remainder of the decrease was due to lower LIBOR rates on the Company's variable rate debt and the retirement of debt on one community located in Scottsdale, Arizona.

Other, Net for the year 2002 improved by $3.5 million. The debt holder for seven of the 11 communities refinanced in December 2002 offered a discount for the early repayment of its debt, which was recognized as a $5.1 million gain upon closing of the transaction. In addition, the year 2002 includes loan fee and lease acquisition cost write-offs of $720,000 associated with the four-community refinance, previously discussed, and the conversion of one leased community to a managed community. The year 2001 is primarily composed of a net gain of $990,000 associated with the disposition of two communities.

For the year 2002, Preferred Stock Dividends increased $1.0 million due to the compounding affect of accrued and unpaid dividends.

OTHER  HIGHLIGHTS
- The Company refinanced 11 communities in December 2002, extending the maturity of the debt by 3 years. The refinance consists of a $58 million senior note with a $7 million earnout clause combined with $16 million of mezzanine debt.
- The Company refinanced a 98 unit community located in Issaquah, Washington, extending the maturities of $7.5 million of debt to 2006.
- The Company leased 24 communities in six states effective October 1, 2002. The communities are comprised of 1,651 units, in which the Company intends to offer both assisted living and memory loss services.
- In October, the Company commenced managing a 72-unit community located in Austin, Texas.
- In May 2002 the Company commenced management of 8 communities in Texas and Louisiana.
- In January 2002 the Company began managing 18 facilities for Regent Assisted Living.

SAME  COMMUNITY  RESULTS
Emeritus operated 59 "Same Store Communities" for the fourth quarter of both 2002 and 2001. Results of operations decreased $1.1 million to $1.1 million. Operating Revenue increased approximately $1.7 million primarily from the growth in revenue per unit of $139 per month. Operating Expense increased $2.4 million to $21.7 million for the fourth quarter of 2002 from $19.3 million for the same quarter last year. This increase is primarily related to increases in staffing related costs and sharp increases in liability and workers' compensation insurance. The refinance of four communities, two previously held as joint ventures in which third-party interests were repurchased and two that were previously leased, was the primary cause of the lease expense increase of $327,000 to $6.8 million for the fourth quarter of 2002. Interest expense increased $119,000 primarily from the purchase of a real estate interest in a previously leased facility located in Auburn, Massachusetts.

ABOUT  THE  COMPANY
Emeritus Assisted Living is a national provider of assisted living and related services to seniors. Emeritus is one of the largest developers and operators of freestanding assisted living communities throughout the United States. These communities provide a residential housing alternative for senior citizens who need help with the activities of daily living with an emphasis on assistance with personal care services to provide residents with an opportunity for support in the aging process. Emeritus currently holds interests in 180 communities representing capacity for approximately 19,000 residents in 33 states. Emeritus's common stock is traded on the American Stock Exchange under the symbol ESC, and its home page can be found on the Internet at www.emeritus.com.


"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: A number of the matters and subject areas discussed in this press release that are not historical or current facts deal with the potential future circumstances, operations, and prospects. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from Emeritus's actual future experience as a result of such factors as: the effects of competition and economic conditions on the occupancy levels in Emeritus's communities; Emeritus's ability under current market conditions to maintain and increase its resident charges in accordance with rate enhancement programs without adversely affecting occupancy levels; increases in interest rates that would increase costs as a result of variable rate debt; ability of Emeritus to control community operation expenses, including insurance and utility costs, without adversely affecting the level of occupancy and the level of resident charges; the ability of Emeritus to generate cash flow sufficient to service its debt and other fixed payment requirements; Emeritus's ability to find sources of financing and capital on satisfactory terms to meet its cash requirements to the extent that they are not met by operations; and making satisfactory arrangements for the continued operation of the Emeritrust communities beyond June 30, 2003, when our management agreements for those communities expires. Emeritus has attempted to identify, in context, certain of the factors that they currently believe may cause actual future experience and results to differ from Emeritus's current expectations regarding the relevant matter or subject area. These and other risks and uncertainties are detailed in the Company's reports filed with the Securities and Exchange Commission (SEC), including Emeritus's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q



                                     EMERITUS ASSISTED LIVING
                               Consolidated Statements of Operations
                           (In thousands, except per share information)


                                                      Quarter Ended              Year Ended
                                                       December 31,              December 31,
                                             -------------------------------  --------------------
                                                  2002             2001         2002       2001
                                             ---------------  --------------  ---------  ---------
Operating revenue
  Community revenue . . . . . . . . . . . .  $       44,353   $      30,673   $142,237   $131,852
  Management fees . . . . . . . . . . . . .           2,579           2,982     10,892      8,725
                                              ---------------  --------------  ---------  ---------
           Total operating revenues . . . .          46,932          35,655    153,129    140,577
                                             ---------------  --------------  ---------  ---------


  Community operations. . . . . . . . . . .          30,702          19,957     93,822     80,829
  General and administrative. . . . . . . .           5,937           3,959     21,112     17,864
  Depreciation and amortization . . . . . .           2,044           1,727      7,223      7,260
  Facility lease expense. . . . . . . . . .           8,555           6,762     29,975     27,123
                                              ---------------  --------------  ---------  ---------
           Total operating expenses . . . .          47,238          32,405    152,132    133,076
                                             ---------------  --------------  ---------  ---------
          Income (loss) from operations . .            (306)          3,250        997      7,501


  Interest income . . . . . . . . . . . . .             135             202        403        980
  Interest expense. . . . . . . . . . . . .          (3,112)         (2,922)   (11,728)   (13,296)
  Other, net. . . . . . . . . . . . . . . .           4,999            (379)     4,105        581
                                             ---------------  --------------  ---------  ---------
           Net other income (expense) . . .           2,022          (3,099)    (7,220)   (11,735)
                                             ---------------  --------------  ---------  ---------

           Net income (loss). . . . . . . .           1,716             151     (6,223)    (4,234)

Preferred stock dividends . . . . . . . . .           1,837           1,572      7,343      6,368
                                             ---------------  --------------  ---------  ---------
           Net loss to common shareholders.  $         (121)  $      (1,421)  $(13,566)  $(10,602)
                                             ===============  ==============  =========  =========


 Loss per common share - basic and diluted.  $        (0.01)  $       (0.14)  $  (1.33)  $  (1.04)
                                             ===============  ==============  =========  =========

 Weighted average number of common shares
     outstanding - basic and diluted. . . .          10,217          10,196     10,207     10,162
                                             ===============  ==============  =========  =========

                            EMERITUS ASSISTED LIVING
                   Same Community Statements of Operations (1)
                                 (In thousands)


                                         Quarter Ended
                                          December 31,
                                  --------------------------
                                       2002          2001
                                  ---------------  ---------
Operating revenue. . . . . . . .  $       33,516   $ 31,806
Community operating expenses . .         (21,674)   (19,289)
                                  ---------------  ---------
      Community operating income          11,842     12,517
Depreciation and amortization. .          (1,572)    (1,617)
Facility lease expense . . . . .          (6,806)    (6,479)
                                  ---------------  ---------
   Operating Income. . . . . . .           3,464      4,421

Interest expense, net. . . . . .          (2,363)    (2,244)
                                  ---------------  ---------
Results of operations. . . . . .  $        1,101   $  2,177
                                  ===============  =========


(1) Same Communities represent those communities that have been and are expected to continue to be operated by the Company on a comp-arable basis since January of 2001. Results exclude corporate general and administrative costs, and other income and expense.